THREE MONTHS ENDED MARCH 31, 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

T A B L E   O F   C O N T E N T S

THREE MONTHS ENDED MARCH 31, 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.1        Date

This Management Discussion and Analysis ("MD&A") should be read in conjunction with the audited consolidated financial statements of Northern Dynasty Minerals Ltd. ("Northern Dynasty" or the "Company") for the year ended December 31, 2007, and the unaudited consolidated financial statements for the three months ended March 31, 2008 as publicly filed on SEDAR at www.sedar.com.

This MD&A is prepared as of May 2, 2008. All dollar figures stated herein are expressed in Canadian dollars, unless otherwise specified.

This discussion includes certain statements that may be deemed "forward-looking statements". These forward-looking statements constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward- looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those stated herein.

1.2         Overview

1.2.1      Summary

Northern Dynasty is a mineral exploration company whose major asset is a 50% share of the Pebble Copper-Gold-Molybdenum Project (the “Project”), and a stream of financing being provided towards the further exploration and, if warranted, development of the Project.

The Pebble property is located in Alaska, 19 miles (30 kilometers) from the villages of Iliamna and Newhalen, and approximately 200 miles (320 kilometers) southwest of the city of Anchorage.

An extensive, northeast-trending mineralized system underlies the Pebble property that hosts several copper, gold and molybdenum deposits. The Pebble West deposit was partially outlined through drilling by a previous operator from 1987-1997. Northern Dynasty acquired the right to earn an interest in the Pebble property in late 2001, and since that time carried out work programs that resulted in a significant expansion of the Pebble West deposit, the discovery and ongoing delineation of the Pebble East deposit, and the identification of two additional porphyry copper-gold-molybdenum deposits, a porphyry copper zone, a gold-copper skarn occurrence and several high-grade gold veins.

Since 2004, comprehensive technical programs, including drilling, a full spectrum of engineering assessments, and environmental and socio-economic studies have been underway, focused on the Pebble West and Pebble East deposits.

THREE MONTHS ENDED MARCH 31, 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

In mid 2007, Northern Dynasty and Anglo American plc (“Anglo American”) established a strategic 50:50 partnership (Pebble Limited Partnership, see section 1.2.2) to engineer, permit, construct and operate a modern, long-life mine at the Pebble Project with a schedule to accomplish this goal, targeting completion of a prefeasibility study in December 2008, a feasibility study by 2011 and commencement of commercial production by 2015.

The program planned for 2008 involves exploration and geotechnical drilling, engineering studies, environmental and socioeconomic studies and stakeholder information and engagement activities, at a cost of US$140.1 million.

1.2.2     Limited Partnership Established to Advance the Pebble Project

On July 26, 2007, the Company converted a wholly-owned general partnership that held its Pebble Property interests into a limited partnership, the Pebble Limited Partnership (“the Partnership”). An indirect wholly-owned subsidiary of Anglo American plc (“Anglo”) subscribed for 50% of the Partnership's equity effective July 31, 2007. Each of the Company and Anglo effectively has equal rights in the Partnership through wholly-owned affiliates. To maintain its 50% interest in the Partnership, Anglo will be required to make staged cash investments into the Partnership aggregating to US$1.425 billion.

Anglo’s staged investment includes a committed expenditure of US$125 million to complete a prefeasibility study targeted for the end of 2008. After the completion of the prefeasibility study, Anglo must, in order to retain its 50% interest, elect to commit to a further US$325 million for a feasibility study, the completion and approval of which is targeted for 2011 and is expected to take the partnership to a production decision. Upon the decision to develop a mine, Anglo must elect to commit to the next US$975 million of expenditures to retain its 50% interest, completion of which will meet the US$1.425 billion requirement. Thereafter, any further expenditure will be funded on a 50:50 basis. If the feasibility study is completed after 2011, Anglo’s overall funding requirement increases to US$1.5 billion.

The partnership agreement provides for equal project control rights with no operator’s fees payable to either party.

The Company determined that the Partnership is a variable interest entity (“VIE”) in accordance with Accounting Guideline 15 (“AcG-15”), “Consolidation of Variable Entities”. AcG-15 prescribes the application of consolidation principles for entities that meet the definition of a VIE The Company concluded that it is the primary beneficiary of the VIE and consequently has consolidated the activities of the Partnership from August 1, 2007. Expenditures incurred on the Pebble Project through the Partnership are included in the consolidated statement of operations. Anglo’s contributions since the formation of the Partnership to March 31, 2008 has been $61.4 million (US$61.6 million) (three months ended March 31, 2008 – $25.8 million (US$25.7 million)). Anglo’s contributions have been recorded as a non-controlling interest in the Company’s financial statements.

The Partnership is in the process of putting a management and operating team in place for the Alaskan-based operating company, guided by a board of directors with equal representation from Anglo and Northern Dynasty.

In early April 2008, the Pebble Partnership Board announced the appointment of John Shively as its Chief Executive Officer.

THREE MONTHS ENDED MARCH 31, 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.2.3     Technical Programs

Cautionary Note to Investors Concerning Estimates of Measured and Indicated Resources

The following section uses the terms ‘measured resources’ and ‘indicated resources’. The Company advises investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Cautionary Note to Investors Concerning Estimates of Inferred Resources

The following section uses the term ‘inferred resources’. The Company advises investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. ‘Inferred resources’ have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of a mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of economic studies, except in rare cases. Investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable.

Current Resource Estimates

The Pebble West deposit is a near-surface resource that is amenable to surface extraction methods. The estimated mineral resources in the Pebble West deposit to March 20051,,2,3,5 at a 0.30% copper-equivalent2,4,5 cut-off include:

  Measured and Indicated Resources of 3.0 billion tonnes grading 0.28% copper, 0.32 g/t gold, and 0.015% molybdenum, containing 18.8 billion pounds of copper, 31.3 million ounces of gold and 993 million pounds of molybdenum.

  Inferred Resource5 of 1.1 billion tonnes grading 0.24% copper, 0.30 g/t gold and 0.014% molybdenum, containing 5.9 billion pounds of copper, 10.8 million ounces of gold and 361 million pounds of molybdenum.

The Pebble East deposit is located adjacent and to the east of Pebble West. Pebble East is deeper but higher grade than Pebble West, and geotechnical analysis indicates that it is amenable to underground bulk mining. A new resource estimate was completed for Pebble East based on drilling to the end of 2007. There is a 14% increase in the inferred mineral resources from those reported a year earlier. At a 0.60% copper equivalent2,3 cut-off, the February 20082,3,4,4 estimate is:

________________________________________________
1 The Pebble West resource estimate was completed in March 2005 under the direction of David W. Rennie, P. Eng. of Scott Wilson Roscoe Postle Associates Inc., and R. Mohan Srivastava, M.Sc., P.Geo., of FSS Canada Consultants Inc., who are independent Qualified Persons.
2 Copper equivalent calculations use metal prices of US$1.00/lb for copper, US$400/oz for gold, and US$6.00/lb for molybdenum. Copper equivalent and contained metal values above have not been adjusted for metallurgical recoveries. Adjustment factors to account for differences in relative metallurgical recoveries for copper, gold and molybdenum will depend upon the completion of definitive metallurgical testing. CuEQ = Cu % + (Au g/t x 12.86/22.05) + (Mo % x 132.28/22.05) .
3 A 0.30% CuEQ cut-off is considered to be comparable to that used for porphyry deposit open pit mining operations in the Americas. For bulk underground mining higher cut-offs, such as 0.60% CuEQ, are typically used. All cut-offs are subject to a feasibility study
4 An Inferred Mineral Resource is that part of a mineral resource for which quantity and grade can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity.

THREE MONTHS ENDED MARCH 31, 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

  Inferred Resource5 of 3.9 billion tonnes grading 0.58% copper, 0.36 g/t gold and 0.033% molybdenum2, containing 49 billion pounds of copper, 45 million ounces of gold, and 2.8 billion pounds of molybdenum.

2008 Budget

The Pebble Partnership Board approved a US$140.1 million budget to advance the Pebble Project in 2008. Planned activities include:

  a US$61.6 million drilling program to upgrade a portion of the mineral resources in the Pebble East deposit to an indicated category to support the completion of a prefeasibility study and test for the full extent of the deposit;

  a US$30.2 million engineering program to support the completion of a prefeasibility study, including detailed metallurgical testwork and infrastructure studies;

  a US$24.9 million environmental study program to complete the Environmental Baseline Document for the Pebble Project, to support the completion of a prefeasibility study and undertake ongoing monitoring;

  a US$14.8 million community engagement and public affairs program to advance stakeholder relationships, public education and project support, including a US$1 million endowment to support community-led initiatives that enhance the health of Bristol Bay fisheries and the communities that rely on them; and

  US$8.6 million in management, legal, accounting and other administrative costs.

Exploration and Resource Drilling

A 157,000-foot infill and delineation drill program is planned for Pebble East in 2008. The drill program is designed to upgrade the resource classification of a portion of the Pebble East mineral resources to an indicated category in preparation for prefeasibility mine planning studies. Drilling will also test for the outside limits of the deposit.

Drilling commenced in mid February 2008. Six rigs are currently deployed, and drilled approximately 16,800 feet on 9 holes during the quarter.

Engineering

Engineering work in 2008 will continue to be focused in the following areas:

  Collection of additional site and underground geotechnical data to support ongoing mine design work;
  Completion of metallurgical testwork on Pebble East to optimize conventional processing systems and designs;
  Continuation of assessments of the major infrastructure elements (access road, port and power) in order to establish the optimum alternatives and designs for these Project components; and
  Assessment of potential project mine plans that would extract portions of the extensive mineral resources available to determine likely scenarios for the prefeasibility study.

THREE MONTHS ENDED MARCH 31, 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

Geotechnical Data

Pebble East

The Pebble East geotechnical data collection program is managed by an international independent consulting firm. The objective of this program is to collect geotechnical data to support design of an important underground mine at Pebble East. Core and surface geotechical data collection programs are planned for 2008. The core program commenced in the first quarter and the surface program, designed to collect supplemental data for the design of site infrastructure, tailings and water management systems, commenced early in the second quarter.

Metallurgy

All samples collected from Pebble West and Pebble East in late 2007 have arrived at the metallurgical laboratory. Flotation testwork commenced during the quarter on the Pebble West samples to assess how these samples would perform using the flowsheet designed for Pebble East. A number of blends, comprised of Pebble West and Pebble East mineralization, were also tested and this work will continue in the second quarter. The comminution properties of the Pebble West and Pebble East samples are also being assessed.

Infrastructure

Although a base case for the project infrastructure has been developed, previous studies had shown that there may be additional opportunities provided through alternatives for the port site and road. Studies to assess the road, port and power infrastructure commenced during the period.

Environmental, Cultural and Socioeconomic Studies

Environmental and socio-economic baseline data studies have now been completed for four consecutive years. This work was undertaken by over 45 independent consulting firms, and expanded the geographic scope of its investigations to support Pebble East planning. In addition to the currently obtained data, environmental base line information that was collected during the exploration activities by the prior operator has been obtained.

Environmental and socioeconomic study program objectives for 2008 include collection of data to cover the expanded Pebble East deposit area and to compare annual variability. This data provides a foundation for the sound environmental design of the project and preparation of state and federal permit applications in future years. The primary focus of 2008 field programs will be in the areas of water, aquatic/fish, terrestrial/wildlife, wetlands, and subsistence/traditional use.

The environmental baseline document is expected to be finalized in 2008 and, depending on the status of mine engineering, a proposed development plan would be submitted in late 2009. Once begun, permitting for the Pebble Project under the National Environmental Policy Act is expected to take three or more years to complete.

Stakeholder outreach and community relations programming will intensify in 2008, with an increased number of public meetings and project presentations in communities throughout the region and around the state. The Pebble Partnership is working closely with The Keystone Center – a non-profit organization that specializes in developing stakeholder dialogue processes around contentious science-based issues – to design

THREE MONTHS ENDED MARCH 31, 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

and implement a more substantive stakeholder engagement model for the Pebble Project. This stakeholder engagement process, to begin in earnest in fall 2008, will likely include the recruitment of independent technical and scientific experts to review the Pebble Partnership’s work, to undertake independent inquiries into project-related matters, and to serve as a credible and objective arbiter for the benefit of project stakeholders.

Stakeholder tours to the Pebble Project site, as well as to operating mines in Alaska and western Canada, are also planned for 2008. Tours are an excellent opportunity for stakeholders to learn more about mineral exploration techniques and practices, as well as how environmental and social issues are addressed through modern mine engineering and operations. Participants come away with new information and a deeper understanding of how modern mines function; information they are able to share with their families and communities when they return home.

The Pebble Partnership has a number of other initiatives underway to enhance stakeholder relationships and community goodwill in 2008. This includes the Pebble Fund for Sustainable Bristol Bay Fisheries & Communities – a five-year, $5 million endowment to enhance the health and sustainability of regional fisheries and the communities they support. It also includes the Pebble Project Pre-Permitting Environmental & Socio-Economic Data Release Series – a voluntary initiative to share the findings of the Partnership’s comprehensive environmental study program with project stakeholders prior to the beginning of project permitting.

Workforce development and education plans for 2008 include additional training in the areas of various equipment operations, health, safety and environment, and other areas. College scholarship programs for high school students will also be continued.

1.2.4     Market Trends

Overall, copper prices have been increasing since late 2003 and averaged US$3.22/lb in 2007. Prices have continued to be strong in 2008, averaging US$3.60/lb to April 30. Forecasts suggest that there will be continued strong demand over the medium term, keeping prices above US$2.50/lb, and growing demand over the longer term. Gold prices have been increasing for more than three years. The gold price averaged approximately US$695/oz in 2007. Prices have continued to be strong in 2008, averaging US$922/oz to April 30. Gold prices are forecast to show continued strength over the medium to long term. Molybdenum prices increased from US$7.60/lb in 2003 and peaked in 2005 at an average price of US$34/lb. Prices decreased in 2006, averaging US$25.53/lb over the year, and strengthened again in 2007, averaging US$30.47/lb for the year. Molybdenum prices averaged US$33.77/lb over the first four months of 2008. Molybdenum prices are expected to moderate but average at or above US$18/lb through 2010.

THREE MONTHS ENDED MARCH 31, 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.3         Selected Annual Information

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, and are expressed in thousands of Canadian dollars, except per share amounts.

	As at	As at	As at
	December 31	December 31	December 31
	2007	2006	2005
Current assets	$41,381	$98,112	$14,178
Mineral properties	168,222	168,222	16,707
Other assets	674	633	411
Total assets	210,277	266,967	31,296

Current liabilities	7,628	7,839	3,161
Other liabilities	93,338	61,601	–
Shareholders’ equity	109,311	197,527	28,135
Total liabilities and shareholders’ equity	210,277	266,967	31,296

Working capital	33,753	90,273	11,017

Expenses (income)
Amortization	146	124	93
Conference and travel	1,161	936	701
Exploration	86,424	50,613	43,066
Legal, accounting and audit	1,649	931	313
Office and administration	5,062	3,041	2,362
Shareholder communication	623	386	367
Trust and filing	485	149	193
Foreign exchange loss (gain)	3,878	(773)	(282)
Future income tax recovery	(3,815)	(637)	–
Loss on disposal of fixed assets	11	–	–
Gain on disposal of marketable securities	(1)	(194)	–
Interest income	(2,749)	(2,238)	(585)
Stock-based compensation – exploration	4,644	1,882	1,788
Stock-based compensation – administration	6,489	4,163	2,302
Loss for the year	104,007	58,383	$50,318

Basic and diluted loss per common share	$1.13	$0.75	$0.90

Weighted average number of common shares outstanding	91,978,571	77,708,870	55,845,791

THREE MONTHS ENDED MARCH 31, 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.4         Summary of Quarterly Results

Expressed in thousands of Canadian dollars, except per-share amounts. Small differences are due to rounding.

	Mar. 31	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30
	2008	2007	2007	2007	2007	2006	2006	2006
Current assets	$49,780	$41,381	$46,068	$59,913	$82,611	$98,112	$107,966	$22,516
Mineral properties	168,222	168,222	168,222	168,222	168,222	168,222	152,178	152,096
Other assets	785	674	594	669	715	633	512	391
Total assets	218,787	210,277	214,884	228,804	251,548	266,967	260,656	175,003

Current liabilities	9,227	7,628	7,199	7,311	5,821	7,839	6,391	4,166
Other liabilities	119,175	93,338	74,441	58,663	60,619	61,601	46,195	46,194
Shareholders’ equity	90,385	109,311	133,244	162,830	185,108	197,527	208,070	124,643
Total liabilities and
shareholders’ equity	218,787	210,2778	214,884	228,804	251,548	266,967	260,656	175,003

Working capital	40,553	33,753	38,869	52,602	76,790	90,273	101,574	18,350

Expenses
Amortization	40	34	36	47	30	61	26	19
Conference and travel	304	434	278	281	168	375	199	184
Exploration	18,275	23,529	27,396	21,761	13,738	16,565	16,115	11,055
Legal, accounting and audit	118	692	495	175	287	324	240	205
Office and administration	1,490	1,241	1,710	826	1,285	732	696	865
Shareholder communication	52	125	115	263	119	139	69	95
Trust and filing	171	216	39	138	92	2	29	11
Subtotal	20,450	26,271	30,069	23,490	15,719	18,198	17,374	12,434
Foreign exchange loss
(gain)	(1,133)	767	1,266	1,947	(102)	(746)	(230)	268
Interest income	(428)	(401)	(560)	(821)	(968)	(984)	(943)	(177)
Loss on disposal of fixed
assets	–	–	11	–	–	–	–	–
Gain on disposal of
marketable securities	–	(1)	–	–	–	–	–	–
Subtotal	18,889	26,636	30,786	24,616	14,649	16,468	16,201	12,525
Stock-based compensation	(51)	1,644	2,384	3,168	3,937	1,339	1,048	2,555
Income taxes	35	–	–	–	–	–	–	–
Future income tax recovery	–	(43)	(832)	(1,956)	(982)	(638)	–	–
Loss for the period	$18,873	$28,237	$32,338	$25,828	$17,604	$17,169	$17,249	$15,080

Basic and diluted loss per
common share	$0.20	$0.31	$0.35	$0.28	$0.19	$0.19	$0.20	$0.21

Weighted average number
of common shares
outstanding YTD
(thousands)	92,544	92,264	91,968	91,922	91,756	91,027	86,599	71,977

THREE MONTHS ENDED MARCH 31, 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.5         Results of Operations

Loss for the three months ended March 31, 2008 was $18.9 million, compared to a loss of $17.6 million in the first quarter of the previous fiscal year. Included in the loss for the current year was a non-cash stock-based compensation credit of $51,000 (2007 – expense of $3.9 million).

Expenses, excluding stock-based compensation, foreign exchange, interest income, and future income taxes, increased to $20.5 million from $15.7 million in the same period in the previous year.

Exploration costs increased to $18.3 million from $13.7 million for the same period in the previous year. The main exploration expenditures during the quarter were:

  environmental planning and testing (2008 – $4.9 million; 2007 – $3.3 million);

  drilling (2008 – $2.9 million; 2007 – $2.7 million);

  site activities (2008 – $2.6 million; 2007 – $3.1 million);

  engineering (2008 – $2 million; 2007 – $0.5 million);

  logistics and transportation (2008 – $1.6 million; 2007 – $1.5 million);

  public affairs (2008 – $2.2 million; 2007 – $nil); and

  socioeconomic initiatives (2008 – $0.7 million; 2007 – $1.5 million)

The increase in exploration costs is due to increased environmental planning and testing work with the ongoing environmental data collection in the area of the expanded Pebble East deposit as well as increased community engagement and public affairs programs to advance stakeholder relationships, public education and project support. Furthermore, there was an increase in engineering activities compared to the prior year due to work performed for the prefeasibility study.

Office and administration costs increased slightly to $1.5 million from $1.3 million in the previous year mainly due to increased administrative activities required to support work at the Pebble site and advisory fees. Legal, accounting and audit decreased to $0.1 million from $0.3 million due to reduced legal advisory services incurred for regulatory and environmental matters and accounting tax services related to the transaction with Anglo in the previous year.

Decreased stock-based compensation of $0.05 million was credited to operations during the three months ended March 31, 2008, compared to expenses of $3.9 million in the previous year, due to the decrease in the share price in the current quarter.

The Company recorded a foreign exchange gain of $1.1 million for the quarter compared to $0.1 million for the same period in the previous year, due to the appreciation of the Company’s US dollar assets, mainly held in cash and equivalents, against the Canadian dollar.

THREE MONTHS ENDED MARCH 31, 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.6         Liquidity

Historically, the Company's sole source of funding has been the issuance of equity securities for cash, primarily through private placements to sophisticated investors and institutions. The Company has issued common shares in each of the past few years, pursuant to private placement financings and the exercise of warrants or options. The Company's access to financing when the financing is not transaction specific is always uncertain. There can be no assurance of continued access to significant equity funding.

At March 31, 2008, the Company had working capital of approximately $40.6 million as compared to $33.8 million at December 31, 2007.

The Company has no long term debt, capital lease obligations, operating leases or any other long term obligations, other than maintenance payments on the Pebble property and routine office leases.

The Company has no "Purchase Obligations", defined as any agreement to purchase goods or services that is enforceable and legally binding on the Company.

1.7         Capital Resources

The Company has no long-term debt and had 92,543,639 common shares issued and outstanding at March 31, 2008.

In fiscal 2007, the Company converted a wholly-owned general partnership formed in 2006 to hold its Pebble Property interests into a limited partnership, the Pebble Limited Partnership (“the Partnership”), so that an indirect wholly-owned subsidiary of Anglo American plc (“Anglo”) could subscribe for 50% of the Partnership's equity. Each of the Company and Anglo effectively have equal rights in the Partnership through wholly-owned affiliates. To maintain its 50% interest in the Partnership, Anglo will be required to make staged cash investments into the Partnership aggregating to US$1.425 billion over a period of several years. This includes a committed expenditure of US$125 million to complete a prefeasibility study, after which Anglo must elect to commit a further US$325 million for a feasibility study, and therafter should a decision be made to develop a mine Anglo must elect to commit the next US$975 million (refer 1.2.2) .

The Company had no commitments for material capital expenditures as of March 31, 2008.

The Company has no lines of credit or other sources of financing which have been arranged but as yet unused.

1.8         Off-Balance Sheet Arrangements

None.

1.9         Transactions with Related Parties

Hunter Dickinson Inc. ("HDI") is a private company owned equally by eight public companies, one of which is Northern Dynasty. HDI has certain directors in common with the Company and carries out geological, corporate development, administrative, financial management including raising of funds, investor relations, and other management activities for, and incurs third party costs on behalf of, the Company. The Company reimburses HDI on a full cost-recovery basis.

THREE MONTHS ENDED MARCH 31, 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

Costs for services rendered by HDI to the Company were $2.2 million for the three months ended March 31, 2008 as compared to $1.2 million for the comparable period in 2007. The increase over 2007 is due to the increased level of activity of the Company that saw additional resources being provided by HDI to assist the Company’s exploration and development activities. Included in the total of services provided by HDI for the three months ended March 31, 2008 is $1.6 million invoiced to the Partnership for services.

During the three months ended March 31, 2008, the Company paid $0.07 million (2007 – $0.04 million) to a private company controlled by a director of Pebble East Corp. (formerly Northern Dynasty Mines Inc.), a wholly owned private US subsidiary of the Partnership, for project management services.

1.10      Fourth Quarter

Not applicable.

1.11      Proposed Transactions

There are no proposed asset or business acquisitions or dispositions, other than those in the ordinary course, before the board of directors for consideration.

1.12      Critical Accounting Estimates

The Company's accounting policies are presented in notes 3 and 4 of the audited consolidated financial statements for the year ended December 31, 2007. The preparation of consolidated financial statements in accordance with generally accepted accounting principles requires management to select accounting policies and make estimates. Such estimates may have a significant impact on the financial statements. These estimates include:

  mineral resources and reserves,
  the carrying values of mineral properties,
  the carrying values of property, plant and equipment, and
  the valuation of stock-based compensation expense.

Actual amounts could differ from the estimates used and, accordingly, affect the results of operations.

Mineral resources and reserves, and the carrying values of mineral properties, and of property, plant and equipment

Mineral resources and reserves are estimated by professional geologists and engineers in accordance with recognized industry, professional and regulatory standards. These estimates require inputs such as future metals prices, future operating costs, and various technical geological, engineering, and construction parameters. Changes in any of these inputs could cause a significant change in the resources and reserves estimates which in turn could have a material effect on the carrying value of property, plant and equipment.

The carrying value of mineral properties is also dependant on the valuation used for the common shares and warrants of the Company issued for the acquisition of mineral properties. The value of the common shares issued is the price of the common shares of the Company at the date of issuance to

THREE MONTHS ENDED MARCH 31, 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

effect the acquisition. The Company uses the Black-Scholes pricing model to estimate a value for the warrants issued upon the acquisition of a property. This model, and other models which are used to value options and warrants, require inputs such as expected volatility, expected life to exercise, and interest rates. Changes in any of these inputs could cause a significant change in the carrying value initially recorded for mineral properties.

Stock-based compensation expense

From time to time, the Company may grant share purchase options to directors, employees and service providers. The Company uses the Black-Scholes option pricing model to estimate a value for these options. This model, and other models which are used to value options, require inputs such as expected volatility, expected life to exercise, and interest rates. Changes in any of these inputs could cause a significant change in the stock-based compensation expense charged in a period.

Asset retirement obligations

The Company recognizes statutory, contractual or other legal obligations related to the retirement of tangible long-lived assets when such obligations are incurred, if a reasonable estimate of fair value can be made. These obligations are measured initially at fair value and the resulting costs capitalized to the carrying value of the related asset. In subsequent periods, the liability is adjusted for any changes in the amount or timing and for the discounting of the underlying future cash flows. The capitalized asset retirement cost is amortized to operations over the life of the asset.

1.13      Changes in Accounting Policies including Initial Adoption

(a)	Newly Adopted Accounting Policies

Effective January 1, 2008, the Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants (“CICA”) relating to financial instruments. As required by the transitional provisions of these new standards, these new standards have been adopted on a prospective basis with no restatement to prior period financial statements.

	(i)	Capital Disclosures (Section 1535)

This standard requires disclosure of an entity's objectives, policies and processes for managing capital, quantitative data about what the entity regards as capital and whether the entity has complied with any externally imposed capital requirements and, if it has not complied, the consequences of such non-compliance.

The Company's objectives when managing capital are to safeguard the Company's ability to continue as a going concern, so that it can explore and develop its projects for the benefit of its shareholders and other stakeholder. The Company considers the components of shareholders’ equity as well as its cash and equivalents, as capital. The Company manages the capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets. Since the Company is in the exploration stage, the Company may issue new shares through private placements and public offerings in order to maintain or adjust the capital structure. The Company is not subject to externally imposed capital requirements.

THREE MONTHS ENDED MARCH 31, 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

In order to facilitate the management of its capital requirements, the Company prepares annual expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions. The Company expects its current capital resources will be sufficient to carry its exploration and development plans and operations through its current operating period. There were no changes to the Company’s approach to capital management during the three months ended March 31, 2008.

(ii)	Financial Instruments – Disclosure (Section 3862) and Presentation (Section 3863)

These standards replace CICA 3861, Financial Instruments – Disclosure and Presentation. They increase the disclosures currently required, which will enable users to evaluate the significance of financial instruments for an entity's financial position and performance, including disclosures about fair value. In addition, disclosure is required of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk and market risk. The quantitative disclosures must provide information about the extent to which the entity is exposed to risk, based on information provided internally to the entity’s key management personnel.

Financial Instrument Risk Exposure and Risk Management

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board approves and monitors the risk management processes, inclusive of documented treasury policies, counterparty limits, controlling and reporting structures. The types of risk exposure and the way in which such exposure is managed is provided as follows:

Credit Risk

Credit risk is the risk of potential loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is primarily attributable to its liquid financial assets, including cash and equivalents, accounts receivable and balances receivable from related parties. The Company limits the exposure to credit risk by only investing its cash and equivalents with high-credit quality financial institutions. The carrying value of the Company’s cash and cash equivalents and accounts receivable represent the maximum exposure to credit risk.. The Company does not have financial assets that are invested in asset backed commercial paper.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations when they become due. The Company ensures, as far as reasonably possible, it will have sufficient capital in order to meet short term business requirements, after taking into account cash flows from operations and the Company’s holdings of cash and equivalents. The Company believes that these sources will be sufficient to cover the likely short and long term cash requirements. The Company’s cash and equivalents are invested in business accounts, bankers acceptances, government treasury bills and/or commercial paper (in the case of US

THREE MONTHS ENDED MARCH 31, 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

dollar denominated cash and equivalents), and which are available on demand for the Company’s programs, and which are not invested in any asset backed deposits/investments.

Foreign exchange risk

The Company is exposed to foreign exchange risk as its operating expenses are primarily incurred in US dollars and its liabilities are primarily denominated in US dollars. The results of the Company’s operations are subject to currency transaction risk and currency translation risk. The operating results and financial position of the Company are reported in Canadian dollars in the Company’s consolidated financial statements. The fluctuation of the US dollar in relation to the Canadian dollar will consequently have an impact upon the losses incurred by the Company and may also affect the value of the Company’s assets and the amount of shareholders’ equity.

The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

Interest rate risk

The Company is subject to interest rate risk with respect to its investments in cash equivalents. The Company’s policy is to invest cash at floating rates of interest and cash reserves are to be maintained in cash equivalents in order to maintain liquidity, while achieving a satisfactory return for shareholders. Fluctuations in interest rates when the cash equivalents mature impact interest income earned.

Commodity price risk

While the value of the Company’s core mineral resource property, the Pebble Property, is related to the price of gold, copper and molybdenum and the outlook for these minerals, the Company currently does not have any operating mines and hence does not have any hedging or other commodity based risks in respect of its operational activities.

Gold, copper, and molybdenum prices historically have fluctuated widely and are affected by numerous factors outside of the Company's control, including, but not limited to, industrial and retail demand, central bank lending, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand because of speculative hedging activities, and certain other factors related specifically to gold.

(iii)	Going Concern – Amendments to Section 1400

CICA 1400, General Standards of Financial Statement Presentation, was amended to include requirements to assess and disclose an entity's ability to continue as a going concern.

The Company’s management has assessed the Company’s ability to continue as a going concern. and has concluded that assumption is appropriate in the preparation of these interim consolidated financial statements as i) ongoing exploration activities are being financed by

THREE MONTHS ENDED MARCH 31, 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

the Company’s partner in the Pebble Partnership; and ii) the Company has sufficient cash and equivalents to fund its day to day operations.

(b)	Accounting Policies Not Yet Adopted

	(i)	International Financial Reporting Standards ("IFRS")

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

1.14      Financial Instruments and Other Instruments

Refer to the notes to the financial statements.

1.15      Other MD&A Requirements

Additional information relating to the Company, including the Company's Annual Information Form, is available on SEDAR at www.sedar.com.

1.15.1   Additional Disclosure for Venture Issuers without Significant Revenue

Not applicable. The Company is a non-venture issuer.

THREE MONTHS ENDED MARCH 31, 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.15.2   Disclosure of Outstanding Share Data

The following details the share capital structure as of the date of this MD&A, subject to minor accounting adjustments.

	Expiry date	Exercise price	Number	Number
Common shares				92,543,639

Share purchase options	April 30, 2009	$ 7.25	359,400
	April 30, 2011	$ 7.25	945,000
	April 30, 2009	$ 9.81	50,000
	April 30, 2009	$10.32	593,000
	April 14, 2011	$9.74	1,510,500
	February 20, 2012	$10.95	828,000
	April 11, 2013	$9.74	753,000	5,038,900

1.15.3   Internal Controls over Financial Reporting Procedures

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

There have been no significant changes in internal controls over financial reporting occurred during the most recent quarter ended March 31, 2008 that could have materially affected or are reasonably likely to materially affect the Company’s internal control over financial reporting.

1.15.4   Disclosure Controls and Procedures

The Company has disclosure controls and procedures in place to provide reasonable assurance that any information required to be disclosed by the Company under securities legislation is recorded, processed, summarized and reported within the applicable time periods and to ensure that required information is gathered and communicated to the Company’s management so that decisions can be made about timely disclosure of that information.

There have been no significant changes in the Company's disclosure controls during the quarter ended March 31, 2008 that could significantly affect disclosure controls subsequent to the date the Company carried out its evaluation.

THREE MONTHS ENDED MARCH 31, 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

Cautionary (forward looking)

The following are the principal risk factors and uncertainties which, in management's opinion, are likely to most directly affect the ultimate feasibility of the Pebble project. The mineralized material at the Pebble project is currently classified as a mineral resource and it is not a reserve. Considerable additional work, including in-fill drilling, additional process tests, and other engineering and geologic work will be required to determine if the mineralized material is an economically exploitable reserve. There can be no assurance that this mineralized material can become a reserve or that the amount may be converted to a reserve or the grade thereof. Final feasibility work has not been done to confirm the pit design, mining methods, and processing methods. Final feasibility could determine that the currently assumed pit design, mining methods, and processing methods are not correct. Construction and operation of the mine and processing facilities depends on securing environmental and other permits on a timely basis. No permits have been applied for and there can be no assurance that required permits can be secured or secured on a timely basis. Data is incomplete and cost estimates have been developed in part based on costs at projects believed to be comparable, and not based on firm price quotes. Costs, including design, procurement, construction, and on-going operating costs and metal recoveries could be materially different from those currently assumed. There can be no assurance that mining can be conducted at assumed rates and grades. The project requires the development of port facilities, roads and electrical generating and transmission facilities. Although Northern Dynasty believes that the State of Alaska favors the development of these facilities, there can be no assurance that these infrastructure facilities can be developed on a timely and cost-effective basis. Energy risks include the potential for significant increases in the cost of fuel and electricity. The project has been evaluated using projected long-term price levels for copper, gold, silver and molybdenum. Prices for these commodities are historically volatile, and Northern Dynasty has no control of or influence on those prices, all of which are determined in international markets. There can be no assurance that the prices of these commodities will continue at current levels or that they will not decline below the projected prices. Prices for copper,gold, silver, and molybdenum have been below the projected prices at times during the past ten years, and for extended periods of time. The project will require major financing, probably a combination of debt and equity financing. There can be no assurance that debt and/or equity financing will be available on acceptable terms. A significant increase in costs of capital could materially and adversely affect the value and feasibility of constructing the project. Other general risks include those ordinary to large construction projects including the general uncertainties inherent in engineering and construction cost, compliance with generally increasing environmental obligations, and accommodation of local and community concerns.